Exhibit 99.1

PAYSAFE REPORTS THIRD QUARTER 2021 RESULTS

London, UK – November 11, 2021 – Paysafe Limited (“Paysafe” or the “Company”) (NYSE: PSFE) (PSFE.WS), a leading specialized payments platform, today announced its financial results for the third quarter of 2021.

Third Quarter 2021 Financial Highlights

(Metrics compared to third quarter of 2020)

•	Total Payment Volume of $31.1 billion, increased 19%
•	Revenue of $353.6 million, decreased 1%
•	Net loss attributable to the Company of $147.2 million, compared to net loss of $38.1 million, and inclusive of a non-cash impairment charge of $322.2 million
•	Adjusted EBITDA of $106.4 million, decreased 1%
•	Revised outlook for full year 2021

Philip McHugh, CEO of Paysafe, stated, “In the third quarter we reported Adjusted EBITDA in line with our expectations, despite softer than expected revenue, reflecting both market and performance challenges within the digital wallet business. While the recent trend will drive an adjusted financial outlook, we continue to see strong momentum across the business. Our position to win in high growth and disruptive markets including online sports betting and crypto continues to accelerate, coupled with strong delivery against our cost and technology platform targets.”

Strategic and Operational Highlights

•	50% year-to-date revenue growth in North American iGaming
•	Announced several new and expanded U.S. iGaming partnerships, including Fubo Gaming, PlayUp, and SuperBook Sports
•	Continued rollout of Skrill USA digital wallet revamp designed to make it easier and faster than ever to wager online; pilot now expanded to 11 iGaming brands
•	Expanded eCash partnership with Incomm, supporting financial inclusion and enabling cash consumers to pay bills at more than 4,600 Walmart stores across the U.S.
•	Acquired German fintech company, viafintech, positioning Paysafe as an essential payments partner to fast-growing neobanks around the world
•	Announced acquisition of SafetyPay and closed acquisition of PagoEfectivo, establishing Paysafe as the leading provider of open banking solutions in Latin America
•	Exceeding cost savings program targets, delivering $26 million year-to-date

Third Quarter 2021 Summary of Consolidated Results

	Three months ended		Nine months ended
	September 30,		September 30,
($ in thousands) (unaudited)	2021	2020	2021	2020
Revenue	$353,585	$355,505	$1,115,352	$1,056,204
Gross Profit (excluding depreciation and amortization)	$208,733	$220,153	$663,685	$665,219
Net loss attributable to the Company	$(147,200)	$(38,127)	$(201,250)	$(123,320)

Adjusted EBITDA	$106,405	$107,280	$338,439	$330,425
Adjusted EBITDA margin	30.1%	30.2%	30.3%	31.3%

Total revenue for the third quarter of 2021 was $353.6 million, a decrease of 1%, compared to $355.5 million in the prior year. Growth was partially offset by a $7.7 million impact of a business divestiture (Pay Later) in October 2020. Excluding Pay Later, revenue increased 2%. Revenue performance compared to the prior year also reflects the impact of actions taken to improve the Company’s overall risk/reward profile in certain markets and channels, specifically related to the exit of certain clients in the direct marketing vertical within the Integrated Processing segment, which had an unfavorable impact on growth. Excluding the divested business and the direct marketing vertical, growth from all other revenue was approximately 5% compared to the prior year, driven by the Integrated Processing segment, including growth from both U.S. acquiring and integrated eCommerce, as well as strong growth from the eCash segment. Growth was partially offset by a decline from the Digital Wallet segment.

Net loss attributable to the Company for the third quarter was $147.2 million, compared to a loss of $38.1 million in the prior year. Net loss included a non-cash impairment charge of $322.2 million to reduce the carrying value of intangible assets in the Digital Wallet segment. This was partially offset by a fair value gain of $94.3 million on the measurement of the warrant liability at period-end. Results also reflect a $23.3 million decrease in interest expense related to the Company’s debt refinancing which was completed in June of 2021 as well as an income tax benefit of $76.9 million compared to $14.3 million in the prior year.

Adjusted EBITDA for the third quarter was $106.4 million, a decrease of 1%, compared to $107.3 million in the prior year. Adjusted EBITDA margin was 30.1%, compared to 30.2% in the prior year.

Third quarter net cash from operating activities was $51.6 million, an increase of 37%, compared to $37.8 million in the prior year. Free cash flow was $70.2 million, compared to $58.8 million in the prior year.

Summary of Segment Results

	Three months ended			Nine months ended
	September 30,		YoY	September 30,		YoY
($ in thousands) (unaudited)	2021	2020	change	2021	2020	change
Revenue:
Integrated Processing	$186,889	$180,557	3.5%	$555,034	$545,171	1.8%
Digital Wallet	$83,662	$98,543	-15.1%	$275,856	$298,144	-7.5%
eCash Solutions	$90,175	$81,983	10.0%	$306,967	$227,050	35.2%
Intersegment	$(7,141)	$(5,578)	28.0%	$(22,505)	$(14,161)	58.9%
Total Revenue	$353,585	$355,505	-0.5%	$1,115,352	$1,056,204	5.6%

Adjusted EBITDA:
Integrated Processing	$44,432	$48,674	-8.7%	$135,123	$155,938	-13.3%
Digital Wallet	$39,931	$48,136	-17.0%	$124,631	$142,135	-12.3%
eCash Solutions	$36,346	$30,832	17.9%	$127,450	$80,996	57.4%
Unallocated Corporate	$(14,304)	$(20,362)	-29.8%	$(48,765)	$(48,644)	0.2%
Total Adjusted EBITDA	$106,405	$107,280	-0.8%	$338,439	$330,425	2.4%

Adjusted EBITDA margin:
Integrated Processing	23.8%	27.0%	(320) bps	24.3%	28.6%	(430) bps
Digital Wallet	47.7%	48.8%	(110) bps	45.2%	47.7%	(250) bps
eCash Solutions	40.3%	37.6%	270 bps	41.5%	35.7%	580 bps
Total Adjusted EBITDA margin	30.1%	30.2%	(10) bps	30.3%	31.3%	(90) bps

Financial Guidance

For full year 2021, Paysafe is now anticipating revenue, gross profit and Adjusted EBITDA to be in the ranges provided below. These revised expectations primarily reflect the impact of the following developments:

•	Gambling regulations and softness in key European markets and performance challenges impacting the Digital Wallet segment
•	The modified scope and timing of new eCommerce customer agreements relative to the Company’s original expectations for these agreements

As described in more detail in the supplemental presentation to this press release, Paysafe is taking actions to address these challenges and to deliver on its growth opportunities, but the Company expects these headwinds to impact the Company’s growth and profitability in 2021.

($ in millions)	Q4 2021	Full Year 2021 - prior	Full Year 2021 - updated
Revenue	$355 – $365	$1,530 – $1,550	$1,470 – $1,480
Gross Profit (excluding depreciation and amortization)	$205 – $215	$930 – $970	$870 – $880
Adjusted EBITDA	$90– $100	$480 – $495	$425 – $435

Webcast and Conference Call

Paysafe will host a live webcast to discuss the results today at 8:30 a.m. (ET). The webcast and supplemental information can be accessed on the investor relations section of the Paysafe website at ir.paysafe.com. An archive will be available after the conclusion of the live event and will remain available via the same link for one year.

Time	Thursday, November 11, 2021 at 8:30 a.m. ET
Hosts	Philip McHugh, Chief Executive Officer and Director Izzy Dawood, Chief Financial Officer
Webcast	Go to the Investor Relations section of the Paysafe website to listen and view slides
Dial in	877-407-3037 (U.S. toll-free) 215-268-9852 (International)

Basis of Presentation

The financial information for the three and nine months ended September 30, 2021 included in this press release reflect, and is based upon, information of Paysafe Limited after giving effect to the transaction with Foley Trasimene Acquisition Corporation II (“FTAC”) completed on March 30, 2021 (as further discussed below under Reorganization and Recapitalization (the “Transaction”). The comparative financial information for the three and nine months ended September 30, 2020 is based upon information of Pi Jersey Holdco 1.5 Limited (the “Accounting Predecessor”), prior to giving effect to the Transaction. Prior to the Transaction, Paysafe Limited had no material operations, assets or liabilities.

As of December 31, 2020, an out of period adjustment related to the period ended March 31, 2020 was identified and corrected for the impairment of certain Digital Wallet’s intangible assets. This resulted in the overstatement of Intangible assets, net and understatement of Impairment expense on intangible assets, net of $21.4 million ($15.8 million net of tax), respectively, as of March 31, 2020.  The prior period results have been revised to reflect the correction of this misstatement.

Reorganization and Recapitalization (the “Transaction”)

On March 30, 2021, Paysafe completed the previously announced transaction with FTAC, a special purpose acquisition company, which resulted in Paysafe Limited acquiring, and becoming the successor to, the Accounting Predecessor. Simultaneously, it completed the merger with FTAC with an exchange of the shares and warrants issued by Paysafe Limited for those of FTAC. The acquisition was accounted for as a capital reorganization followed by the merger with FTAC, which was treated as a recapitalization. Following the transaction, both the Accounting Predecessor and FTAC are indirect wholly owned subsidiaries of Paysafe Limited. Upon completion of the Transaction, the common stock and warrants began trading on the New York Stock Exchange under the ticker symbols “PSFE” and “PSFE WS,” respectively, on March 31, 2021.

About Paysafe

Paysafe Limited (“Paysafe”) (NYSE:PSFE) (PSFE.WS) is a leading specialized payments platform.  Its core purpose is to enable businesses and consumers to connect and transact seamlessly through industry-leading capabilities in payment processing, digital wallet, and online cash solutions. With over 20 years of online payment experience, an annualized transactional volume of US $100 billion in 2020, and approximately 3,400 employees located in 12+ global locations, Paysafe connects businesses and consumers across 70 payment types in over 40 currencies around the world. Delivered through an integrated platform, Paysafe solutions are geared toward mobile-initiated transactions, real-time analytics and the convergence between brick-and-mortar and online payments.  Further information is available at www.paysafe.com.

Contacts

Media

Kate Aldridge

Paysafe

kate.aldridge@paysafe.com

+44 750 079 7547

Investors

Kirsten Nielsen

Paysafe

+1 (646) 901-3140

kirsten.nielsen@paysafe.com

Forward-looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability.  Paysafe Limited’s (“Paysafe,” “PSFE” or the “Company”) actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “anticipate,” “appear,” “approximate,” “believe,” “budget,” “continue,” “could,” “estimate,” “expect,” “forecast,” “foresee,” “guidance,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “would” and variations of such words and similar expressions (or the negative version of such words or expressions) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, without limitation, Paysafe’s expectations with respect to future performance.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. While the Company believes its assumptions concerning future events are reasonable, a number of factors could cause actual results to differ materially from those projected, including, but not limited to: cyberattacks and security vulnerabilities; complying with and changes in money laundering regulations, financial services regulations, consumer and business privacy and data use regulations or other regulations in Bermuda, the UK, Ireland, Switzerland, the United States, Canada and elsewhere; changes in our relationships with banks, payment card networks, issuers and financial institutions; risk related to processing online payments for merchants and customers engaged in the online gambling and foreign exchange trading sectors; risks related to our focus on specialized and high-risk verticals; risks related to becoming an unwitting party to fraud or be deemed to be handling proceeds of crimes being committed by customers; our ability to satisfy closing conditions related to acquisitions and risks associated with the integration of acquisitions; the effects of chargebacks, merchant insolvency and consumer deposit settlement risk; changes to our continued financial institution sponsorship; failure to hold, safeguard or account accurately for merchant or customer funds; risks related to the availability, integrity and security of internal and external IT transaction processing systems and services; failure of third parties to comply with contractual obligations; changes and compliance with payment card network operating rules; substantial and increasingly intense competition worldwide in the global payments industry; the COVID-19 pandemic, including the resulting global economic uncertainties; risks related to developing and maintaining effective internal controls over financial reporting; managing our growth effectively, including growing our revenue pipeline; any difficulties maintaining a strong and trusted brand; keeping pace with rapid technological developments; risks associated with the significant influence of our principal shareholders; terrorism; and other factors included in the “Risk Factors” in our Form 20-F and in other filings we make with the SEC, which are available at https://www.sec.gov. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law.

Paysafe Limited Condensed Consolidated Balance Sheets (unaudited)

($ in thousands)	September 30, 2021	December 31, 2020
Assets
Current assets
Cash and cash equivalents	$262,267	$387,616
Customer accounts and other restricted cash, net of allowance for credit losses of $4,350 and $4,096, respectively	1,201,801	1,376,236
Accounts receivable, net of allowance for credit losses of $10,317 and $25,035, respectively	131,220	117,410
Settlement receivables, net of allowance credit losses of $4,057 and $5,859, respectively	152,364	223,083
Prepaid expenses and other current assets	68,872	63,252
Related party receivables – current	6,459	6,271
Contingent consideration receivable – current	2,896	26,668
Total current assets	1,825,879	2,200,536
Deferred tax assets	17,236	17,669
Property, plant and equipment, net	15,539	18,691
Operating lease right-of-use assets	33,035	40,187
Intangible assets, net	1,163,072	1,524,817
Goodwill	3,536,623	3,481,816
Contingent consideration receivable – non-current	—	125,107
Other assets – noncurrent	1,670	508
Total non-current assets	4,767,175	5,208,795
Total assets	$6,593,054	$7,409,331

Liabilities and equity
Current liabilities
Accounts payable and other liabilities	$236,974	$231,724
Short-term debt	6,280	15,400
Funds payable and amounts due to customers	1,335,568	1,552,187
Operating lease liabilities – current	8,470	8,969
Income taxes payable	19,873	8,161
Contingent and deferred consideration payable – current	10,647	5,820
Liability for share-based compensation – current	5,835
Derivative financial liabilities, current	—	2,651
Total current liabilities	1,623,647	1,824,912
Non-current debt	2,190,938	3,246,871
Related party payables – non-current	—	195,228
Operating lease liabilities – non-current	28,220	34,540
Deferred tax liabilities	34,603	122,519
Warrant liabilities	99,717	—
Derivative financial liabilities – non-current	—	47,547
Liability for share-based compensation – non-current	5,882	—
Contingent and deferred consideration payable – non-current	3,112	3,742
Other liabilities – non-current	969	969
Total non-current liabilities	2,363,441	3,651,416
Total liabilities	3,987,088	5,476,328
Commitments and contingent liabilities
Shareholders' equity in the Company	2,468,187	1,921,705
Non-controlling interest	137,779	11,298
Total shareholders' equity	2,605,966	1,933,003
Total liabilities and shareholders' equity	$6,593,054	$7,409,331

Paysafe Limited Condensed Consolidated Statements of Operations (unaudited)

	For the three months ended September 30,		For the nine months ended September 30,
($ in thousands)	2021	2020	2021	2020
Revenue	$353,585	$355,505	$1,115,352	$1,056,204
Cost of services (excluding depreciation and amortization)	144,852	135,352	451,667	390,985
Selling, general and administrative	111,041	112,873	418,076	334,794
Depreciation and amortization	61,832	66,141	197,408	203,132
Impairment expense on intangible assets	322,210	44,401	324,145	123,804
Restructuring and other costs	14,833	505	22,321	10,511
(Gain) / loss on disposal of subsidiary and other assets, net	—	98	(28)	359
Operating loss	(301,183)	(3,865)	(298,237)	(7,381)
Other income / (expense), net	96,490	(6,484)	175,573	(31,062)
Interest expense, net	(19,272)	(42,578)	(144,291)	(123,332)
Loss before taxes	(223,965)	(52,927)	(266,955)	(161,775)
Income tax benefit	(76,859)	(14,305)	(66,105)	(38,073)
Net loss	$(147,106)	$(38,622)	$(200,850)	$(123,702)
Less: net income / (loss) attributable to non-controlling interest	94	(495)	400	(382)
Net loss attributable to the Company	$(147,200)	$(38,127)	$(201,250)	$(123,320)

Net loss	$(147,106)	$(38,622)	$(200,850)	$(123,702)
Other comprehensive income / (loss), net of tax of $0:
Loss / (gain) on foreign currency translation	6,602	(6,568)	2,144	9,074
Total comprehensive loss	$(153,708)	$(32,054)	$(202,994)	$(132,776)
Less: comprehensive income / (loss) attributable to non-controlling interest	94	(495)	400	(382)
Total comprehensive loss attributable to the Company	$(153,802)	$(31,559)	$(203,394)	$(132,394)

Paysafe Limited Condensed Consolidated Statements of Cash Flow (unaudited)

	Nine Months Ended September 30,
($ in thousands)	2021	2020
Cash flows from operating activities
Net loss	$(200,850)	$(123,702)
Adjustments for non-cash items:
Depreciation and amortization	197,408	203,132
Unrealized foreign exchange gain	(3,167)	(8,843)
Deferred tax benefit	(94,255)	(39,324)
Interest expense, net	81,494	5,552
Share based compensation	92,830	—
Other (income) / expense, net	(166,818)	14,613
Impairment expense on intangible assets	324,145	123,804
Allowance for credit losses and other	13,611	42,518
(Gain) / loss on disposal of subsidiary and other assets, net	(28)	359
Non-cash lease expense	7,192	7,847
Movements in working capital:
Accounts receivable, net	(26,862)	(47,165)
Prepaid expenses, other current assets, and related party receivables	(8,969)	7,522
Settlement receivables, net	60,542	10,636
Accounts payable, other liabilities, and related party payables	(6,850)	(18,866)
Funds payable and amounts due to customers	(176,091)	3,322
Income tax payable	(732)	(8,599)
Net cash flows from operating activities	92,600	172,806
Cash flows in investing activities
Purchase of property, plant & equipment	(4,452)	(2,303)
Purchase of merchant portfolios	(48,533)	(3,241)
Purchase of other intangible assets	(57,083)	(43,356)
Net cash outflow on acquisition of subsidiary	(119,177)	(9,137)
Net cash flows used in investing activities	(229,245)	(58,037)
Cash flows from financing activities
Net cash inflow from reorganization and recapitalization	1,167,874	—
Payment of equity issuance costs	(151,455)	—
Proceeds from loans and borrowings	2,241,081	270,050
Repayments of loans and borrowings	(3,295,658)	(323,264)
Payment of debt issuance costs	(5,930)	-
Payments under derivative financial instruments, net	(48,457)	(3,259)
Cash outflow on foreign exchange forward contract	(6,504)	—
Proceeds under line of credit	450,000	346,867
Repayments under line of credit	(450,000)	(328,230)
Contingent consideration received	7,942	—
Contingent consideration paid	(4,497)	(4,359)
Net cash flows used in financing activities	(95,604)	(42,195)
Effect of foreign exchange rate changes	(67,535)	45,485
(Decrease) / increase in cash and cash equivalents, including customer accounts and other restricted cash during the period	$(299,784)	$118,059
Less: Net decrease in cash and cash equivalents classified within current assets held for sale	$—	$(2,250)
Net (decrease) / increase in cash and cash equivalents, including customer accounts and other restricted cash during the year	$(299,784)	$115,809
Cash and cash equivalents, including customer accounts and other restricted cash at beginning of the period (1)	1,763,852	1,382,361
Cash and cash equivalents at end of the period, including customer accounts and other restricted cash	$1,464,068	$1,498,170

	Nine Months Ended September 30,
	2021	2020
Cash and cash equivalents	$262,267	$298,800
Customer accounts and other restricted cash, net	1,201,801	1,199,370
Total cash and cash equivalents, including customer accounts and other restricted cash, net	$1,464,068	$1,498,170

Non-GAAP Financial Measures

To supplement the Company’s condensed consolidated financial statements presented in accordance with generally accepted accounting principles, or GAAP, the company uses non-GAAP measures of certain components of financial performance. This includes Gross Profit (excluding depreciation and amortization), Gross Profit Margin (excluding depreciation and amortization), Adjusted EBITDA, Adjusted EBITDA margin, Free cash flow and Free cash flow conversion, which are supplemental measures that are not required by, or presented in accordance with, accounting principles generally accepted in the United States (“U.S. GAAP”).

Gross Profit (excluding depreciation and amortization) is defined as revenue less cost of services (excluding depreciation and amortization). Gross Profit Margin (excluding depreciation and amortization) is defined as Gross Profit (excluding depreciation and amortization) as a percentage of revenue. Management believes Gross Profit to be a useful profitability measure to assess the performance of our businesses and ability to manage cost.

Adjusted EBITDA is defined as net income/(loss) before the impact of income tax (benefit)/expense, interest expense, net, depreciation and amortization, share based compensation, impairment expense on intangible assets, restructuring and other costs, loss/(gain) on disposal of a subsidiaries and other assets, net, and other income/(expense), net. These adjustments also include certain costs and transaction items that are not reflective of the underlying operating performance of the Company. Adjusted EBITDA margin is defined as Adjusted EBITDA as a percentage of Revenue. Management believes Adjusted EBITDA to be a useful profitability measure to assess the performance of our businesses and improves the comparability of operating results across reporting periods.

Free cash flow is defined as net cash flows provided by/used in operating activities, adjusted for the impact of capital expenditure, payments relating to restructuring and other costs, cash paid for interest and movements in customer accounts and other restricted cash. Capital expenditure includes purchases of property plant & equipment and purchases of other intangible assets, including software development costs. Capital expenditure does not include purchases of merchant portfolios. Free cash flow conversion is defined as free cash flow as a percentage of Adjusted EBITDA. Management believes free cash flow to be a liquidity measure that provides useful information about the amount of cash generated by the business.

Management believes the presentation of these non-GAAP financial measures, including Gross Profit, Gross Profit Margin, Adjusted EBITDA and Adjusted EBITDA margin, when considered together with the Company’s results presented in accordance with GAAP, provide users with useful supplemental information in comparing the operating results across reporting periods by excluding items that are not considered indicative of Paysafe’s core operating performance.  In addition, management believes the presentation of these non-GAAP financial measures provides useful supplemental information in assessing the Company’s results on a basis that fosters comparability across periods by excluding the impact on the Company’s reported GAAP results of acquisitions and dispositions that have occurred in such periods. However, these non-GAAP measures exclude items that are significant in understanding and assessing Paysafe’s financial results or position. Therefore, these measures should not be considered in isolation or as alternatives to revenue, net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP.

You should be aware that Paysafe’s presentation of these measures may not be comparable to similarly titled measures used by other companies. In addition, the forward-looking non-GAAP financial measures of Adjusted EBITDA and Gross Profit provided herein have not been reconciled to comparable GAAP measures due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations.  We have reconciled the historical non-GAAP financial measures presented herein to their most directly comparable GAAP financial measures. A reconciliation of our forward-looking non-GAAP financial measures to their most directly comparable GAAP financial measures cannot be provided without unreasonable effort because of the inherent difficulty of accurately forecasting the occurrence and financial impact of the adjusting items necessary for such reconciliations that have not yet occurred, are out of our control, or cannot be reasonably predicted. For the same reasons, we are unable to address the probable significance of the unavailable information, which could be material to future results.

Reconciliation of GAAP Net Loss to Non-GAAP Adjusted EBITDA

	Three months ended		Nine months ended
	September 30,		September 30,
($ in thousands)	2021	2020	2021	2020
Net Loss	$(147,106)	$(38,622)	$(200,850)	$(123,702)
Income tax benefit	(76,859)	(14,305)	(66,105)	(38,073)
Interest expense, net	19,272	42,578	144,291	123,332
Depreciation and amortization	61,832	66,141	197,408	203,132
Share based compensation expense	8,713	—	92,830	—
Impairment expense on intangible assets	322,210	44,401	324,145	123,804
Restructuring and other costs	14,833	505	22,321	10,511
Loss / (gain) on disposal of subsidiaries and other assets, net	—	98	(28)	359
Other (income) / expense, net	(96,490)	6,484	(175,573)	31,062
Adjusted EBITDA	$106,405	$107,280	$338,439	$330,425
Adjusted EBITDA Margin	30.1%	30.2%	30.3%	31.3%

Reconciliation of Operating Cash Flow to Non-GAAP Free Cash Flow

	Three months ended		Nine months ended
	September 30,		September 30,
($ in thousands)	2021	2020	2021	2020
Net cash inflows from operating activities	$51,590	$37,764	$92,600	$172,806
Capital Expenditure	(22,914)	(15,903)	(61,535)	(45,659)
Cash paid for interest	6,933	59,934	62,797	117,780
Payments relating to Restructuring and other costs	8,035	2,776	12,215	14,900
Movement in Customer Accounts and other restricted cash	26,508	(25,750)	127,199	(20,381)
Free Cash Flow	$70,152	$58,821	$233,276	$239,446
Adjusted EBITDA	106,405	107,280	338,439	330,425
Free Cash Flow Conversion	66%	55%	69%	72%

Reconciliation of GAAP Gross Profit to Non-GAAP Gross Profit (excluding depreciation and amortization)

	Three months ended		Nine months ended
	September 30,		September 30,
($ in thousands)	2021	2020	2021	2020
Revenue	$353,585	$355,505	$1,115,352	$1,056,204
Cost of services (excluding depreciation and amortization)	144,852	135,352	451,667	390,985
Depreciation and amortization	61,832	66,141	197,408	203,132
Gross Profit (1)	$146,901	$154,012	$466,277	$462,087
Depreciation and amortization	61,832	66,141	197,408	203,132
Gross Profit (excluding depreciation and amortization)	$208,733	$220,153	$663,685	$665,219

(1)	Gross Profit has been calculated as revenue, less cost of services and depreciation and amortization. Gross profit is not presented within the Company's consolidated financial statements.